Enhanced Participation Securities Linked to the S and P 500([R]) Index

Indicative Terms as of October 11, 2011

CUSIP:               2515A1 DR 9
Issuer:              Deutsche Bank AG, London Branch
Maturity / Tenor:    Approximately 3.25 years
Index:               S and P 500([R]) Index (Ticker: SPX)
Participation Rate:  122.40%-132.00% (to be determined on the Trade Date)
Payment at Maturity: If the Final Index Level is greater than or equal to the Initial
                     Index Level, you will be entitled to receive a cash Payment at
                     Maturity per $1,000 Face Amount of securities equal to the
                     Face Amount plus the product of the Face Amount multiplied by the Index Return multiplied by the Participation Rate, as follows:
                     $1,000 + [$1,000 x (Index Return x Participation Rate)]
                     If the Final Index Level is less than the Initial Index Level but greater than or equal to the Trigger Level, you will be entitled to receive a cash payment at maturity equal to $1,000 per
                     $1,000 Face Amount of securities.
                     If the Final Index Level is less than the Trigger Level, you will be entitled to receive a cash payment at maturity per $1,000
                     Face Amount of securities, calculated as follows:
                     $1,000 + ($1,000 x Index Return)
                     You will lose a significant portion or all of your investment at maturity if the Final Index Level is less than the Trigger Level.
                     Any Payment at Maturity is subject to the credit of the Issuer.
Index Return:           Final Index Level -- Initial Index Level
                                Initial Index Level
Initial Index Level: The Index closing level on the Trade Date
Final Index Level:   The Index closing level on the Final Valuation Date
Trigger Level:       60% of the Initial Index Level
Discounts and        Deutsche Bank Securities Inc. ("DBSI"), acting as agent for
Commissions:         Deutsche Bank AG, will receive a selling concession in
                     connection with the sale of the securities of up to 0.50% or
                     $5.00 per $1,000 Face Amount of securities. DBSI may pay
                     referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 Face Amount of securities. See "Supplemental
                     Underwriting Information (Conflicts of Interest)" in term sheet
                     No. 1343B.
Agent:               Deutsche Bank Securities Inc.

Best Case Scenario at Maturity

If the Final Index Level is greater than or equal to the Initial Index Level, you will be entitled to receive a cash payment at maturity per $1,000 Face
Amount of securities equal to the Face Amount plus the product of the Face
Amount multiplied by the Index Return multiplied by the Participation Rate equal to between 122.40% and 132.00% (to be determined on the Trade Date).

Worst Case Scenario at Maturity

If the Final Index Level is less than the Trigger Level, you will lose 1% of your initial investment for each 1% decrease in the Index as compared to the
Initial Index Level, and you may lose all of your initial investment in the securities.

Benefits

[]  Exposure to the S and P 500([R]) Index[] Uncapped appreciation potential

[]  Contingent protection if the Final Index Level is equal to or greater than the Trigger Level.

[]  Enhanced equity returns by the Participation Rate of between 122.40% and
    132.00% (to be determined on the Trade Date).

Risks

[]  If the Final Index Level is less than the Trigger Level, you will lose a significant portion or all of your investment in the securities.

[]  Any payment on the securities is subject to the creditworthiness of the
    Issuer.

[]  Unlike ordinary debt securities, the securities do not pay coupons and do not guarantee any return on the initial investment at maturity.

                       Important Dates
Offering Period:[][][] October 11, 2011- November 10*, 2011
Trade Date: [].[][][][][][][][][][][][].November 10*, 2011
Settlement Date: .[][][][][][][][][][][]November 15*, 2011
Final Valuation Date: .[][][][][][][][][] February 10*, 2015
Maturity Date: [][][].[][][][][][][].[][] February 13*, 2015

*Expected. In the event that we make any change to the expected Trade Date and
Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the securities remains the same.

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated October 11, 2011

   NOT FDIC INSURED OR GUARANTEED MAY LOSE VALUE * NO BANK GUAR ANTEE
NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY
FEDERAL GOVERNMENTAL AGENCY

Enhanced Participation Securities Fact Sheet

Selected Risk Factors
YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not pay coupons or dividends and do not guarantee any return of your investment. The return on the securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative and if the Index Return is negative, whether the Final Index Level is less than the Trigger Level. If the Final Index Level is less than the Trigger Level, you will be fully exposed to the negative Index Return, and you will lose a significant portion or all of your investment in the securities. The payment of any amount at maturity is subject to our ability to meet our obligations as they become due.

THE SECURITIES ARE SUBJECT TO OUR CREDITWORTHINESS —  The securities are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the securities.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We or one or more of our affiliates may hedge our exposure from the securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the securities.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the Index would have.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — While the Payment at Maturity described in this term sheet is based on the full Face Amount of your securities, the original Issue Price of the securities includes the agent’s commission and the cost of hedging our obligations under the securities through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original Issue Price, and any sale prior to the maturity date could result in a substantial loss to you.  The securities are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your securities to maturity.

WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE SECURITIES ARE LINKED OR THE VALUE OF THE SECURITIES — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Index to which the securities are linked.

LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily.  Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the level of the Index on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

PAST PERFORMANCE OF THE INDEX IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Index over the life of the securities and the amount payable at maturity may bear little relation to the historical levels of the Index, and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Index.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR— Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and the Internal Revenue Service or a court might not agree with the tax consequences described in the accompanying term sheet.

See “Risk Factors” in the accompanying term sheet for more information.
Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1343B and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 1343B and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.